Exhibit (a)(1)(U)

ARVP II ACQUISITION, L.P.

245 Fischer Avenue, Suite D-1
Costa Mesa, California 92626

July 26, 2004

Dear American Retirement Villas Properties II Unitholder:

      We would like to inform you that we are increasing the Offer Price to purchase all of your Units by $20 to $370 per Unit in cash, less the amount of any cash distributions made or declared with respect to the units on or after March 24, 2004, in accordance with the terms of the Purchaser’s Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the “Offer to Purchase”). We decided to increase the Offer Price to $370 in order to encourage Unitholders to tender their Units and consent to the Merger Proposal. At this time, however, we do not expect to increase the Offer Price above $370.

      We would also like to inform you that we are extending the Expiration Date to 11:59 p.m. Eastern time, on August 13, 2004. If the Offer and Consent Solicitation are further extended, we will issue a press release no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer and Consent Solicitation were previously scheduled to expire.

      Furthermore, we would like to inform you that we are hereby amending the Offer to Purchase by deleting the last sentence in the section entitled “THE CONSENT SOLICITATION — Solicitation Period” in the Offer to Purchase and replacing it with the following sentence: “The Solicitation Period will commence upon delivery of this Offer to Purchase and Consent Solicitation Statement and will continue until 11:59 p.m., Eastern Time, on the date that is 120 days following the Expiration Date (unless such date is not a business day, in which case the Solicitation Statement will continue until 11:59 p.m., Eastern Time, on the business day immediately following such date).”

      Unitholders who have already validly tendered their Units by sending us a properly completed Agreement of Assignment and Transfer will receive $370 per Unit in accordance with the Offer to Purchase, unless they validly withdraw their Units. If you have not already tendered your Units and would like to do so, you need to send a properly completed Agreement of Assignment and Transfer to our information agent on or before the Expiration Date as discussed below.

      We are offering to purchase all the Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) for a purchase price of $370 per Unit in cash, less the amount of any cash distributions made or declared with respect to the Units on or after March 24, 2004, in accordance with the terms of the Offer to Purchase. The Consent Solicitation would allow us to effect a merger pursuant to which each Unit (other than Units held by ARV Assisted Living, Inc. or its affiliates) not validly tendered in the Offer or withdrawn would be converted into the right to receive $370, as more fully described in the Offer to Purchase. ARV Assisted Living, Inc., the general partner of the Partnership, directly or indirectly wholly-owns us, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. ARV Assisted Living, Inc. also owns approximately 52.5% of the limited partnership units of the Partnership.

      The Partnership charges a transfer fee to any purchaser of Units for the transfer of Units. This fee is equal to the lesser of $150 and the Partnership’s actual costs and expenses incurred in connection with such transfer. This fee is intended to compensate the Partnership for the costs and expenses incurred in connection with transferring the Units on the books of the Partnership, and the Partnership believes that these costs and expenses have been in excess of $150. While this fee is customarily imposed upon sellers of Units, we will pay this fee to the Partnership in connection with any transfer of your Units to us in the Offer. Therefore, the Partnership transfer fee will not reduce the Offer Price you will receive if you tender your Units in the Offer.

      Even though we are increasing the Offer Price per Unit from $350 to $370, we, ARV and Atria continue to believe that the original $300 per Unit Offer Price and the $350 per Unit Offer Price are each fair to unaffiliated Unitholders. However, we decided to increase the Offer Price in order to encourage Unitholders to tender their Units and consent to the Merger Proposal.

      The $370 Offer Price is more than the amount that we and ARV believe might be obtained if the Partnership were to sell its assets and liquidate. The amount that might be available to distribute to Unitholders would vary depending upon the timing of any such sale and distribution, the proceeds realized in connection with a sale of the Partnership’s assets, the liabilities existing at the time and various other factors that are not under the control of ARV or us.

      As of July 22, 2004, approximately 7,338 Units, or approximately 44% of all outstanding Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) had been validly tendered and not withdrawn. Approximately 92% of the Unitholders who have voted on the Merger Proposal to date have consented to the terms of the Merger.

      Unitholders who wish to receive the $370 per unit offer price must complete the Agreement of Assignment and Transfer previously sent to Unitholders in accordance with the Offer to Purchase and deliver it to the Purchaser’s information agent to the attention of American Retirement Villas Properties II, c/o ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th Floor, Dallas, Texas 75204 (Tel. (866) 275-3707) on or before 11:59 p.m., Eastern time, on August 13, 2004, unless the Offer is further extended. Unitholders who wish to consent to the proposal to effect the merger as described in the Offer to Purchase must complete their Consent Forms in accordance with the Offer to Purchase and deliver them to the same address listed above on or before 11:59 p.m. Eastern time, on August 13, 2004, unless the Offer is further extended.

      For your convenience, we enclose an Agreement of Assignment and Transfer that you will need in order to validly tender your Units and a Consent Form that you will need to validly consent to the Merger Proposal. For your convenience, we also enclose a postage-paid return envelope.

      We have also enclosed a Notice of Fairness Hearing to inform you that the fairness hearing originally scheduled to be held on July 29, 2004 regarding the Merger described in the Offer to Purchase has been postponed and is now scheduled to be held on August 25, 2004.

      If you would like us to send you another copy of the Offer to Purchase or any other materials previously sent to you, please let our Information Agent know at the number below and such materials will be delivered to you without charge.

      Unless otherwise defined herein, all capitalized terms used herein shall have the meanings assigned to them in the Offer to Purchase.

      If you have any questions, please call the Information Agent at (866) 275-3707.

Very truly yours,

ARVP II Acquisition, L.P.